Exhibit 99.1

ParaZero Announces 2024 Financial Results

Tel Aviv, Israel, March 21, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aircrafts and defense Counter UAS systems, reported today its financial results for year ended December 31, 2024.

Key Highlights of ParaZero’s Achievements in 2024 & Recent Highlights:

●	Sales increased by 50.2% to $932,154 for the year ended December 31, 2024, mainly thanks to shifting towards sales to OEM integrations, which couples with recuring revenues in addition to the traditional aftermarket segment.

●	Since the beginning of 2025, the Company has significantly strengthened its cash position by completing a registered direct offering of aggregate gross proceeds of approximately $3.1 million, in addition to receiving $1.3 million in proceeds from warrant exercises.

Expanded operations in the defense sector & Recent Highlights:

●	During 2024, the company enhanced its penetration to the defense market with new developments and collaborations. The company launched its DropAir - Precision Airdrop System for rapid delivery of blood transfusions in high-risk operational zones. ParaZero successfully tested the system in collaboration with a leading drone company and moved forward to phase II of the project with Israeli Ministry of Defense.

●	The company continued to advance its Counter-Unmanned Aerial Systems (C-UAS) solution, securing new orders, including from a Tier-1 defense customer.

●	Both systems gained approvals from the Israeli Defense Export Controls Agency (DECA), under the Israel Ministry of Defense (MOD).

Commercial developments:

ParaZero continued to establish its position as a leader in safety systems for urban mobility and aerial vehicles.

●	The company launched number of new collaborations that led to new orders, including a $187,000 purchase order from a U.S.-based Advanced Air Mobility (AAM) company.

●	In addition, it successfully delivered a special drone safety system project for a leading Fortune 500 automotive manufacturer as part of the customer’s proprietary drone program.

●	ParaZero received a significant order from a leading Australian distributor, strengthening its presence in Australia.

●	ParaZero announced its expansion in the U.S. through collaboration with one of North America’s largest drone distributors, Drone Nerds, to promote and sell ParaZero’s products.

Regulatory approval:

The Company continues to facilitate its customers in achieving regulatory approvals for their operations as well as securing new approvals for its solutions.

●	ParaZero received the prestigious Design Verification Report (DVR) approval from the European Union Aviation Safety Agency (EASA) for its SafeAir M-300 Pro and SafeAir M-350 Pro parachute safety kits. Its SafeAir systems, integrated with the DJI Matrice 350, DJI Mavic 3T and DJI Mavic 3E, have successfully achieved CE Class C5 compliance.

●	The company also announced that a leading drone solutions provider, utilizing ParaZero’s advanced safety technology, secured a Federal Aviation Administration (FAA) waiver to conduct Beyond Visual Line of Sight (BVLOS) drone operations.

“2024 was a year of advancements for ParaZero, as recent geopolitical events have demonstrated the growing reliance on drones in modern warfare, both as offensive tools and as critical assets for delivering essential supplies in high-risk operational zones. At ParaZero, we have spent over a decade developing and refining our innovative, patent-protected technologies to address these evolving threats,” stated Boaz Shetzer, CEO of ParaZero. “I am proud of the company’s ability to successfully translate our innovation to meet the new needs of our customers and the market.”

Shetzer added, “Our commitment to enhancing operational efficiency and safety is evident in our recent accomplishments, including strategic collaborations in the defense, urban mobility and aerial vehicle sectors, the successful advancement of our new DropAir Precision Airdrop System, the late-stage development of our C-UAS solution and our leadership in regulatory achievements.”

Full Year 2024 Financial Highlights:

●	Sales increased by $311,646, or 50.2%, to $932,154 for the year ended December 31, 2024, compared to $620,508 for the year ended December 31, 2023. This increase was mainly attributed to that fact, that the company shifted towards sales to OEMs integrations that contributed to a higher volume of sales rather than to the aftermarket segment. This shift is accompanied with recuring revenues.

●	Cost of sales increased by $397,251, or 83.3%, to $873,861 for the year ended December 31, 2024, compared to $476,610 for the year ended December 31, 2023. The increase was mainly due to the increase in the volume of sales during the year ended December 31, 2024 and an inventory write off of approximately $114,680

●	Research and development expenses increased by $1,506,552, or 237%, to $2,143,353 for the year ended December 31, 2024, compared to $636,801 for the year ended December 31, 2023. The increase resulted mainly from labor costs of $843,881 accompanied an increase in by materials and experiments costs of $386,839.

●	Sales and marketing expenses increased by $593,099, or 121.6%, to $1,081,003 for the year ended December 31, 2024, compared to $487,904 for the year ended December 31, 2023. The increase resulted mainly from labor, professional services and more subcontractors’ costs of $449,788 accompanied an increase in by travel and conferences participation costs of $122,288.

●	General and administrative expenses increased by $927,128, or 62.9%, to $2,400,000 for the year ended December 31, 2024, compared to $1,472,872 for the year ended December 31, 2023. The increase resulted mainly from professional services rendered after the IPO and costs associated with becoming a public company.

●	Other finance income, net was $200,724 for the year ended December 31, 2024, compared to finance income, net of $210,675 for the year ended December 31, 2023. Other finance income, net, primarily includes income from interest on deposits and exchange rate differences.

●	Net loss and comprehensive loss increased by $7,282,851, or 193%, to $11,054,230 for the year ended December 31, 2024, compared to a net loss of $3,771,379 for the year ended December 31, 2023. The increase was the result of an increase of mainly a non-cash item, changes in fair value of derivative warrant liabilities, along with an increase in operating expenses, as described above.

●	The loss per share in 2024, was $0.99 compared to net loss per share of $0.77 in 2023.

●	As of December 31, 2024, the company’s cash and cash equivalents was approximately $4.2 million and the company’s total shareholders’ deficit was approximately $0.3 million.

As a result of the warrant exercise and registered direct offering in January 2025 and February 2025, and as of the date of this current report, the Company believes it has stockholders’ equity of $3.6 million.

A copy of ParaZero’s annual report on Form 20-F for the year ended December 31, 2024 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on ParaZero’s investor relations website at https://parazero.com/investor-relations/. ParaZero will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at michal@efraty.com.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is an aerospace company focused on drone safety systems for defense and commercial drones and urban air mobility aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246

ParaZero Technologies Ltd.

BALANCE SHEET

(U.S. dollars in thousands, except share data and per share data)

	Note	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		4,178,866	7,428,405
Trade receivables		114,564	22,376
Other current assets	3,4	421,919	651,560
Inventories	5	394,193	264,468
TOTAL CURRENT ASSETS		5,109,542	8,366,809

NON-CURRENT ASSETS:
Restricted Deposit	2Z	68,001	—
Prepaid expenses, net of current portion		33,333	—
Operating lease right-of-use asset	6	418,790	8,127
Property and equipment, net	7	107,906	49,981
TOTAL NON-CURRENT ASSETS		628,030	58,108

TOTAL ASSETS		5,737,572	8,424,917

LIABILITIES AND SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Note	December 31, 2024	December 31, 2023
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Trade payables		184,247	56,682
Operating lease liabilities	6	202,563	7,543
Other current liabilities	9	933,995	690,861
TOTAL CURRENT LIABILITIES		1,320,805	755,086

NON-CURRENT LIABILITIES:
Derivative warrant liabilities	13A	4,511,491	1,564,773
Operating lease liabilities, net of current portion		216,917	0
TOTAL NON-CURRENT LIABILITIES		4,728,408	1,564,773

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares, NIS 0.02 par value: Authorized 200,000,000 and 25,000,000 as of December 31, 2024 and December 31, 2023; Issued and outstanding 12,817,092 and 10,073,956 shares as of December 31, 2024 and as of December 31, 2023, respectively	10A	72,061	56,227
Additional paid-in capital		29,093,585	24,471,888
Accumulated losses		(29,477,287)	(18,423,057)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)		(311,641)	6,105,058

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		5,737,572	8,424,917

STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

		Year ended December 31,
	Note	2024	2023	2022
Sales	11	932,154	620,508	560,118
Cost of Sales		873,861	476,610	337,565
Gross profit		58,293	143,898	222,553
Research and development expenses		2,143,353	636,801	640,328
Selling and marketing expenses		1,081,003	487,904	264,728
General and administrative expenses		2,400,000	1,472,872	766,711
Initial public offering expenses		—	345,925	389,396
Operating loss		5,566,063	2,799,604	1,838,610
Change in fair value of convertible notes	8C1	—	504,976	—
Change in fair value of derivative warrant liabilities	13A	5,688,891	277,600	—
Issuance expenses attributable to derivate warrant liability	10B	—	247,129	—
Interest expenses on related party loan	15	—	152,745	17,386
Other finance income, net		(200,724)	(210,675)	(202,958)

Net loss and comprehensive loss		11,054,230	3,771,379	1,653,038

Net loss per ordinary share, basic and diluted		0.99	0.77	0.49
Weighted-average number of ordinary shares outstanding, basic and diluted (*)		11,129,978	4,891,071	3,349,071

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(U.S. dollars in thousands, except share data and per share data)

	Ordinary shares		Additional
	Number of shares	Amount	paid-in Capital	Accumulated Losses	Total
	U.S. dollars
BALANCE AS OF DECEMBER 31, 2021	359,743	1,945	6,380,403	(12,998,640)	(6,616,292)
Conversion of Former Parent Company’s debt into ordinary shares and warrants	3,237,699	19,511	6,403,797	—	6,423,308
Stock based compensation	—	—	91,377	—	91,377
Benefit to the Company by an equity holder with respect to funding transactions	—	—	112,715	—	112,715
Comprehensive	—	—	—	(1,653,038)	(1,653,038)
BALANCE AS OF DECEMBER 31, 2022	3,597,442	21,456	12,988,292	(14,651,678)	(1,641,930)
Stock based compensation	—	—	490,015	—	490,015
Conversion of convertible note into ordinary shares	504,976	2,734	2,017,170	—	2,019,904
Issuance of ordinary shares and warrants upon initial public offering, net of issuance costs	1,950,000	10,561	5,919,064	—	5,929,625
Issuance of ordinary shares, pre-funded warrants, and warrants upon private placement, net of issuance costs (*)	4,021,538	21,476	3,045,180	—	3,066,656
Benefit to the Company by an equity holder with respect to funding transactions	—	—	12,167	—	12,167
Comprehensive loss	—	—	—	(3,771,379)	(3,771,379)
BALANCE AS OF DECEMBER 31, 2023	10,073,956	56,227	24,471,888	(18,423,057)	6,105,058
Stock based compensation	—	—	75,357	—	75,357
Exercise of pre-funded warrants and consultants warrants (*)	1,088,590	5,792	(5,792)	—	—
Exercise of warrants A	1,654,546	10,042	4,552,132	—	4,562,174
Comprehensive loss				(11,054,230)	(11,054,230)
BALANCE AS OF DECEMBER 31, 2024	12,817,092	72,061	29,093,585	(29,477,287)	(311,641)

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(11,054,230)	(3,771,379)	(1,653,038)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	22,814	17,087	18,495
Stock based compensation	75,357	14,815	52,286
Interest expenses with respect to funding from related party	—	112,373	12,509
Change in fair value of convertible loan	—	504,976	—
Changes in fair value of derivative liabilities	5,688,891	277,600	—
Issuance expenses attributable to derivative warrant liabilities	—	247,129	—
Inventory write-down	114,617	33,360	12,387
Foreign currency exchange differences with respect to amount due to a Former Parent Company	—	—	(243,948)
Finance expenses	689	583	4,021
Loss from exchange differences on cash and equivalents	31,579	—	—
Changes in operating assets and liabilities:
Trade receivables, net	(92,188)	161,689	(176,863)
Other current assets	229,641	(472,020)	(96,782)
Prepaid expenses, net of current portion	(33,333)
Deferred initial public offering cost	—	—	(252,041)
Inventories	(244,343)	6,995	34,205
Operating lease right-of-use asset	135,266	48,766	(48,633)
Trade payables	127,565	9,422	10,145
Operating lease liabilities	(134,681)	(45,911)	(48,975)
Other current liabilities	243,134	(83,785)	404,597

Net cash used in operating activities	(4,889,222)	(2,938,300)	(1,971,635)

CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted deposit	(68,001)
Purchase of property and equipment	(80,738)	(25,757)	(9,725)

Net cash used in investing activities	(148,739)	(25,757)	(9,725)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cost associated with the conversion of the Former Parent Company’s debt	—	—	(84,780)
Proceeds from issuance of convertible notes	—	—	1,514,928
Proceeds from exercise of warrants	1,820,001
Issuance of ordinary shares in initial public offering, net of issuance costs (Note 10c)	—	6,695,957	—
Issuance of ordinary shares, pre-funded warrants and warrants in private placement, net of issuance costs (Note 10b)	—	4,106,699	—
Receipt of loan from related party	—	245,000	500,000
Repayment of loan from related party	—	(745,000)	—
Receipt of loans from the Former Parent Company	—	—	107,994

Net cash provided by financing activities	1,820,001	10,302,656	2,038,142